UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

Adesa, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

00686U104

(CUSIP Number)

Elliot Press Katten Muchin Rosenman LLP 575 Madison Avenue New York, NY 10022 (212) 940-6348	John Denneen Royce & Associates, LLC 1414 Avenue of the Americas New York, NY 10019 (212) 508-4578

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 26, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box   /X/

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 00686U104
1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Royce & Associates, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) / / (b) / /
3		SEC USE ONLY
4		SOURCE OF FUNDS*
WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) / /

6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,490,075 Shares
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 6,490,075 Shares
	10	SHARED DISPOSITIVE POWER
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,490,075 Shares
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.22%
14		TYPE OF REPORTING PERSON* IA

*SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.	Security and Issuer

This Statement relates to the shares of Common Stock ("Common Stock") of Adesa, Inc. (the "Company"), a corporation organized under the laws of the State of Delaware. The principal executive offices of the Company are located at 13085 Hamilton Crossing Boulevard, Carmel, Indiana 46032.

Item 2.	Identity and Background

(a)  Pursuant to Rule 13-d-1(f)(1) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), this Schedule 13D is being filed by Royce & Associates, LLC, a Delaware limited liability company (the "Reporting Person").

(b)-(c)

The Reporting Person is a limited liability company that is registered as an Investment Adviser under the Investment Adviser's Act of 1940, as amended. The Reporting Person acts as investment adviser to certain managed accounts and funds over which the Reporting Person exercises discretionary authority, certain of which funds are investment companies registered under the Investment Company Act of 1940. The Common Stock of the Company is held in certain of these accounts including Pennsylvania Mutual Fund ("PMF"), Royce Dividend Value Fund ("RDV), Royce Premier Fund ("RPR"), Royce Partners Fund LP ("RPZ"), Royce Low-Priced Stock Fund ("RLP"), Royce Total Return Fund ("RTR"), Royce Smaller Companies Value Fund ("RSZ"), Royce Heritage Fund ("RHF"), Legg Mason ICVC Royce Smaller Companies Fund ("LMI"), Royce Select Fund I ("RS1"), Royce Value Plus Fund ("RVP"), Royce 100 Fund ("ROH"), Legg Mason Global - Royce 100 Equity Fund ("LMO") and Salomon Brothers Global Horizons ("SGH") collectively, the "Advisory Clients"). The principal business address of the Reporting Person is 1414 Avenue of the Americas, New York, NY 10019. Its telephone number is (212) 486-1445. The Reporting Person is a wholly-owned subsidiary of Legg Mason, Inc. ("Legg Mason"). The principal business address of Legg Mason, Inc. is 100 Light Street, Baltimore, MD 21202. Legg Mason is a holding company that, through its subsidiaries, is principally engaged in providing asset management and other related financial services.

The name, business address and present principal occupation or employment of each of the executive officers and members of the Board of Managers of the Reporting Person is set forth on Schedule I annexed hereto which is incorporated herein by reference. The name, business address and present principal occupation or employment of each of the executive officers of Legg Mason is incorporated herein by reference to Exhibit 1. The name, business address and present principal occupation of each of the members of the Board of Directors of Legg Mason, Inc. is incorporated herein by reference to Exhibit 2.

(d) To the best knowledge of the Reporting Person, during the last five years, neither the Reporting Person, its parent company, nor any of the persons listed on Schedule I or Exhibit 1 or 2 hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)  To the best knowledge of the Reporting Person, during the last five years, neither of the Reporting Person, its parent company, nor any of the persons listed on Schedule I or Exhibit 1 or 2 hereto has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The source of funds for the Reporting Person was the working capital of the Advisory Clients. The working capital may, at any given time, include margin loans made by Goldman, Sachs & Co. in the ordinary course of business.

The total cost of the reported shares of Common Stock beneficially owned by the Reporting Person including those of their clients and entities they control, is $141,796,171.09. The cost was incurred in respect of the respective Advisory Clients as follows:

PMF:      $14,000,422.44
RDV:       46,018.94
RPR:       60,787,147.91
RPZ:       566,064.48
RLP:       27,661,592.20
RTR:       14,262,234.40
RSZ:       22,865.20
RHF:       958,827.18
LMI:       959,549.97
RS1:       265,831.22
RVP:       21,182,347.68
ROH:       503,609.04
LMO:       569,160.43
SGH:       10,500.00

Item 4.

The Reporting Person has acquired the shares of the Company reported herein for investment purposes. On December 22, 2006, the Company entered into an agreement and plan of merger providing for the sale of the Company to a group of private equity funds (the "Proposed Transaction").

The Reporting Person has expressed its dissatisfaction with the Proposed Transaction and believes that the Proposed Transaction would be detrimental to the Company's shareholders. The Reporting Person has expressed its concerns with respect to the Proposed Transaction as indicated in a letter to the Chairman of the Board of Directors of the Company on January 30, 2007 (the content of such letter is attached hereto as Exhibit 3 and is incorporated herein by reference). In the letter, the Reporting Person expressed its view that, using a sum-of-the-parts methodology, a price of $35 per share would be more in line with industry comparables, without even giving effect to a strategic acquisition premium. The Reporting Person also expressed its concerns with respect to the process that led to the signing of the merger agreement, the potential conflicts of interest associated with the Proposed Transaction and the overall performance of the Company's management. The Reporting Person urged the board, as part of its fiduciary duty to shareholders, to revisit the price as well as the process by which the Company will be acquired in order to maximize value for all shareholders.

The Reporting Person intends to review its investment in the Company on a continuing basis and engage in additional communications with the Board concerning the Proposed Transaction and future plans of the Company. The Reporting Person may also communicate with other shareholders and third parties concerning the Proposed Transaction and alternatives that could maximize shareholder value for all of the Company's shareholders.

The Reporting Person may at any time and from time-to-time acquire additional securities of the Company or dispose of shares at prices deemed favorable on the open market, in privately negotiated transactions or otherwise.

Except as set forth above, at the present time the Reporting Person has no plans or proposals which relate to or would result in (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company, (c) a sale or transfer of a material amount of assets of the Company, (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (e) any material change in the present capitalization or dividend policy of the Company, (f) any other material change in the Company's business or corporate structure, (g) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person, (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934 or (j) any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer.

(a) The aggregate percentage of the outstanding Common Stock of the Company reported owned by the Reporting Per-son is based upon 89,939,579 shares of Common Stock of the Company outstanding, as reported in the Company's quarterly report on Form 10-Q for the quarter ended September 30, 2006.

As investment manager for the Advisory Clients, the Reporting Person may be deemed to beneficially own the aggregate 6,490,075 shares held by the Advisory Clients. Such shares represent approximately 7.22% of the outstanding Common Stock of the Company and are held by the various Advisory Clients as follows:

PMF:       607,000 shares (.67%)
RDV:       2,300 shares (.00%)
RPR:      2,530,000 shares (2.81%)
RPZ:       25,400 shares (.03%)
RLP:       1,600,500 shares (1.78%)
RTR:       705,375 shares (.78%)
RSZ:       1,000 shares (.00%)
RHF:       41,400 shares (.05%)
LMI:       40,300 shares (.04%)
RS1:       12,400 shares (.01%)
RVP:       868,600 shares (.97%)
ROH:       22,700 shares (.03%)
LMO:       22,600 shares (.03%)
SGH:       10,500 shares (.01%)

(b) By virtue of the Reporting Person's position as investment manager for its Advisory Clients, the Reporting Person may be deemed to possess the sole power to vote and dispose of the shares of Common Stock held by its Advisory Clients.

(c) Set forth immediately below is a description of each trans-action in the Company's Common Stock that were effected by the Reporting Person for its Advisory Clients within the last 60 days. All such transactions were effected in the open market.

Number of Shares	Purchase or Sale	Price per Share	Date	Advisory Client
1,500	Sale	26.3340	11/30/06	RTR
40,000	Purchase	26.2900	12/6/06	RVP
8,700	Purchase	26.1922	12/6/06	RVP
34,000	Purchase	25.9719	12/12/06	RVP
100,000	Sale	27.7503	12/22/06	RLP
100,000	Sale	27.5651	12/22/06	RLP
100,000	Sale	27.6090	12/22/06	RLP
100,000	Sale	27.8454	12/26/06	RLP
14,000	Sale	27.4265	1/4/07	PMF
8,500	Sale	27.4265	1/4/07	PMF
5,000	Sale	27.4265	1/4/07	RS1
78,800	Purchase	27.5287	1/5/07	RVP
52,100	Purchase	27.5496	1/8/07	RVP
2,000	Sale	27.5100	1/9/07	RS1
50,000	Sale	28.5857	1/26/07	RLP
10,000	Sale	28.5857	1/26/07	PMF
2,500	Sale	28.5857	1/26/07	RS1
7,500	Sale	28.5857	1/26/07	PMF

(d)  The Advisory Clients have the right to receive, and the power to direct the receipt of dividends from, the proceeds from the sale of the shares reported herein that are held by such respective Advisory Clients. No single Advisory Client has an interest by virtue of such relationship that relates to more than 5% of the Company's Common Stock.

	(e) Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuers

Except for the investment management agreements entered into between each of the Advisory Clients and the Reporting Person which grant the Reporting Person voting and dispositive power over all securities held by such the Advisory Clients, no contracts, arrangements, understandings or relationships with respect to security of the Company exist.

Item 7.	Material to be Filed as Exhibits
	Exhibit 1.		Executive Officers of Legg Mason (Item 4A of Legg Mason's Annual Report of Form 10-K filed on June 9, 2006 is incorporated herein by reference.)
	Exhibit 2.		Board of Directors of Legg Mason (the Section entitled "ELECTION OF DIRECTORS" in the Annual Proxy Statement on Form DEF 14A filed by Legg Mason on June 22, 2006 is incorporated herein by reference.
	Exhibit 3.		Letter, dated January 30, 2007, from Royce & Associates to David G. Gartzke, Chairman of the Board of Adesa, Inc.

SIGNATURE

        After reasonable inquiry, and to the best of our knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  January 30, 2007

ROYCE & ASSOCIATES, LLC

By: /s/ Charles M. Royce
Name: Charles M. Royce Title: President

Schedule I
Executive Officers and Managers

ROYCE & ASSOCIATES, LLC

        The name and present principal occupation or employment of each of the executive officers and members of the Board of Managers of ROYCE & ASSOCIATES, LLC is set forth below.

Name	Present Principal Occupation and Employment	Business Address
Charles M. Royce President and Member of Board of Managers of Royce & Associates, LLC	President and Chief Investment Officer of Royce & Associates, LLC	1414 Avenue of the Americas New York, NY 10019
Raymond A. Mason Member of Board of Managers of Royce & Associates, LLC	Chairman and Chief Executive Officer of Legg Mason, Inc.	100 Light Street Baltimore, MD 21202
Peter L. Bain Member of Board of Managers of Royce & Associates, LLC	Senior Executive Vice President of Legg Mason, Inc.	100 Light Street Baltimore, MD 21202
Mark R. Fetting Member of Board of Managers of Royce & Associates, LLC	Senior Executive Vice President of Legg Mason, Inc.	100 Light Street Baltimore, MD 21202
John D. Diederich Chief Operating Officer, Chief Financial Officer, Managing Director and Member of the Board of Managers of Royce & Associates, LLC	Chief Operating Officer and Chief Financial Officer of Royce & Associates, LLC	1414 Avenue of the Americas New York, NY 10019
Jack E. Fockler, Jr. Managing Director and Vice President of Royce & Associates, LLC	Vice President of Royce & Associates, LLC	1414 Avenue of the Americas New York, NY 10019
W. Whitney George Managing Director and Vice President of Royce & Associates, LLC	Vice President of Royce & Associates, LLC	1414 Avenue of the Americas New York, NY 10019
Daniel A. O'Byrne Principal and Vice President of Royce & Associates, LLC	Vice President of Royce & Associates, LLC	1414 Avenue of the Americas New York, NY 10019

Exhibit 3

Royce & Associates, LLC
1414 Avenue of the Americas
New York, NY 10019

January 30, 2007

Mr. David G Gartzke
Chairman of the Board
Adesa, Inc
13085 Hamilton Crossing Blvd
Carmel, IN 46032

Re: Agreement to be Acquired by Private Equity Firms

Dear David,

As Adesa, Inc.'s largest current shareholder and an investor since the IPO, we are hereby writing to you and Adesa's entire Board of Directors to express our considerable dissatisfaction regarding the above referenced transaction. We are not only disappointed in the acquisition price, but also in the auction process and certain potential conflicts of interest. Finally, we wonder why the Board seems to have negotiated such an "attractive deal" for private equity investors and current management, at the expense of current shareholders. This transaction raises more questions than it answers regarding motive.

Acquisition Price

On a valuation basis (Enterprise Value/TTM EBIT), the company is being acquired at a 24% discount to a "peer group" of publicly-traded comparables (including Copart [CPRT] and Ritchie Brothers [RBA]), and a 37.5% discount to the private equity purchase multiple of Insurance Auto Auction, Inc (IAAI) which was announced in February 2005. Using another valuation methodology (EV/TTM EBITDA), a similar disparity results, with the company being acquired at a 26% discount to the same group of comparables, and a 13.7% discount to the IAAI deal. More distressing is the fact that IAAI's EBIT margins and returns were well below KAR's, yet IAAI still commanded a higher take-out valuation from private equity investors.

On a Sum-of-the-Parts basis, if you apply the public company comparable multiple average (15.8x TTM EBIT) to KAR's Auction Services TTM EBIT (of $164.7m = $2,602m) and 8x TTM EBIT to the Dealer Services segment EBIT (of $86.1m = $689m), subtract SG&A ($23.4m), add back Cash ($211m) and subtract Long Term Debt ($330m), divided by shares outstanding (90.2m), we arrive at a target price of $35.00.

Auction Process

Adesa, Inc details the auction process in their Preliminary Proxy filed 1/25/07. We wonder why an auction process did not begin with strategic buyers, as opposed to financial buyers. In addition, why was the one "strategic buyer," which had expressed an interest earlier, not included in the bidding process?

Potential Conflicts of Interest

The transaction seems to have several other surprising elements to it, in addition to a sub-par transaction price described above. These others include:

-	Adesa, Inc has agreed to indemnify officers and directors against "any personal liability that may result from this transaction "
-

Adesa, Inc entered into Change of Control agreements with you and other members of senior management as recently as 12/21/06, to pay lump sums in cash of up to 3x the base pay and annual bonus, if these employees are terminated after this deal. We already know (press release dated 1/16/07) that several members of existing management are likely to be terminated. Are these recent Change of Control agreements a meaningful incentive to enter into this sub-par transaction?

-

One of the acquiring private equity investors also happens to be one of the largest public shareholders at 9/06. Common sense suggests that one would only go to the trouble of "taking private" an existing holding, if he believed it was meaningfully undervalued.

Share Performance

Adesa, Inc.'s share price has significantly underperformed the average mid-cap stock (as represented by the S&P 400) since coming public, rising only 7.1% on an annualized basis compared to 14.0% for the S&P 400 Index. At $27.85, Adesa shareholders will receive only a 9.6% premium to the price which your shares traded the day before the announcement of the proposed transaction ($25.40) and a 16% premium (approximately 6% on an annualized basis) to the IPO price of $24 two and half years ago in June 2004.

Despite this underperformance, current management now argues that the business needs significant investment in information technology and operating systems as well as faces additional auction site relocation/consolidation expenses. Why is management only addressing these issues now, several years after acquiring and managing the business as part of Allete, even before coming public some two and half years ago? Management's answer (which the Board is condoning) seems to be to hand the "keys" of the business over to financial buyers, instead of extracting maximum value by either breaking up the company into its three components or by making the investment decisions that should have been made years ago, then realizing the higher price in the public market that the core comparables command.

We urge the board, as part of its fiduciary duty, to revisit the price as well as the process by which Adesa will be acquired, in order to obtain a more equitable price for all current shareholders. Based on our calculations outlined above, using a sum-of-the-parts methodology, a price of $35.00 per share would be more in line with industry comparables, excluding any strategic acquisition premium.

Regards,

/s/ Charles M. Royce
Charles M. Royce
President, Chief Investment Officer

/s/ W. Whitney George
W. Whitney George
Managing Director, Senior Portfolio Manager

/s/ J.A. Skinner, III _
J. A. Skinner, III
Portfolio Manager